news release

Zi Corporation Application to Trade on The NASDAQ Capital Market Approved

Zi’s Shares Began Trading Today Under Existing Symbol "ZICA"

CALGARY, AB, September 5, 2007 – Zi Corporation (NASDAQ: ZICA) (TSX: ZIC), today announced that The NASDAQ Stock Market ("NASDAQ") approved Zi’s application to transfer the listing of its common shares from The NASDAQ Global Market to The NASDAQ Capital Market. Zi’s common shares began trading on The NASDAQ Capital Market today, September 5, 2007, under its existing symbol "ZICA".

President and CEO Milos Djokovic said that the transfer of the listing of its common shares to The NASDAQ Capital Market under Zi’s existing symbol ensures that investors can continue to trade Zi’s shares on NASDAQ as before.

If the minimum closing bid price remains below US$1.00, Zi will likely receive a notice from NASDAQ that it no longer meets the continued listing requirements. If such a notice is received, Zi will have at least 180 calendar days from the date of such notice to meet the minimum closing bid price requirements in accordance with and subject to applicable NASDAQ rules.

The listing of Zi’s common shares on The NASDAQ Capital Market does not affect the listing or trading of Zi’s common shares on the Toronto Stock Exchange where Zi’s shares are traded under the symbol "ZIC".

About Zi Corporation

Zi Corporation is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. Zi provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiType® for keyboard prediction with auto-correction; eZiText® for one-touch predictive text entry; Decuma® for predictive pen-input handwriting recognition; and the Qix® search and service discovery engine to enhance the user experience and drive service usage and adoption. Zi's product portfolio dramatically improves the usability of mobile phones, PDAs, gaming consoles and television set-top boxes and the applications on them including SMS, MMS, e-mail and Internet browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America.

This release may be deemed to contain "forward-looking statements" within the meaning of applicable securities laws. These forward-looking statements include, among other things, Zi’s continued listing on the NASDAQ Capital Market. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including, without limitation: events or developments affecting Zi’s stockholders’ equity, the minimum bid price for Zi’s shares, the market value of Zi’s publicly held shares, Zi’s operating results and economic conditions both generally and in the technology industry specifically; NASDAQ’s exercise of its discretion and other factors listed in Zi's filings with the United States Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, Decuma, Qix, eZiText and eZiType are registered trademarks of the Zi Group of Companies. All other trademarks are the property of their respective owners.

For more information:

Allen & Caron Inc. (investor relations)
Jill Bertotti
jill@allencaron.com
Len Hall (business/financial media)
len@allencaron.com
(949) 474-4300

Intelligent Interface Solutions